ALPHATON CAPITAL CORP

Clarence Thomas Building, P.O. Box 4649

Road Town, Tortola, British Virgin Islands, VG1110

December 9, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          AlphaTON Capital Corp

Registration Statement on Form F-3

Filed December 3, 2025

File No. 333-291921

Request for Acceleration of Effective Date

To Whom it May Concern,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AlphaTON Capital Corp hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on December 11, 2025, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

ALPHATON CAPITAL CORP

By:	/s/ Wes Levitt
Name:	Wes Levitt
Title:	Chief Financial Officer